

June 28, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Innovator ETFs Trust
        Issuer CIK: 0001415726
        Issuer File Number: 811-22135/333-146827
        Form Type: 8-A12B
        Filing Date: June 28, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated June 24, 2024, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Innovator Equity Defined Protection ETF – 2 Yr to July 2026 (AJUL)
- Innovator Equity Defined Protection ETF – 1 Yr July (ZJUL)
- Innovator Equity Defined Protection ETF – 6mo Jan/Jul (JAJL)
- Innovator Premium Income 9 Buffer ETF – July (HJUL)
- Innovator Premium Income 15 Buffer ETF – July (LJUL)
- Innovator U.S. Small Cap 10 Buffer ETF – Quarterly (RBUF)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications